Appendix I Certificate of Authors

I, Ian R. Cunningham-Dunlop, P.Eng., do hereby certify that:

1.	I am a geologist residing at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7

2.	I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984 and have worked continuously in the industry since that time.

3.

I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO), the Association of Professional Engineers and Geoscientists of B.C (APEGBC) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG).

4.

I have read the definition of “qualified person” set out in National Instrument 43-101, and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.

I am responsible for the preparation of all sections of the report titled “Exploration Activities of Fronteer Development Group Inc. on the Kirazli Gold Property, Canakkale Province, Republic of Turkey” relating to the Kirazli Gold Property, other than Section 19 thereof. I have worked on the property in a technical capacity since November 1st 2004 and have reviewed the data and data from the 2004 Diamond Drill Program while visiting the site from Feb 4th to Feb 11th 2005.

6.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

7.

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement.

8.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 25th day of May, 2006 in Vancouver, B.C.

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